UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F
NCB Innovation Centre
No. 888 Lai Chi Kok Road
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Application of Home Country Practice Rules

The current report on Form 6-K is being filed to disclose the Company has now elected to rely on the home country rule exemption under Nasdaq Listing Rule 5615(a)(3) to the following matters.

As a company incorporated in the Cayman Islands that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements as follows:

(i)	Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company;
(ii)	Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company;
(iii)	Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants;
(iv)	Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein; and
(v)	Nasdaq Marketplace Rule 5620(a) which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end.

Ogier, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to comply with above-mentioned requirements.

Except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Home Country Exemption Letter

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: September 8, 2025	By:	/s/ Wenjin Li
	Name:	Wenjin Li
	Title:	Chairman of the Board and Chief Executive Officer

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